Exhibit (12)
S&P Global Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Years ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Income from continuing operations before taxes on income	$3,188	[1]	$1,815	[2]	$54	[3]	$1,299	[4]	$1,089	[5]
Fixed charges [6]	243		162		118		124		128
Total earnings	$3,431		$1,977		$172		$1,423		$1,217
Fixed charges: [6]
Interest expense	$179		$101		$58		$62		$81
Portion of rental payments deemed to be interest	59		59		59		61		46
Amortization of debt issuance costs and discount	5		2		1		1		1
Total fixed charges	$243		$162		$118		$124		$128
Ratio of earnings to fixed charges:	14.1	x	12.2	x	1.5	x	11.5	x	9.5	x

1 Includes the impact of the following items: a $1.1 billion gain from our dispositions, a benefit related to net legal settlement insurance recoveries of $10 million, disposition-related costs of $48 million, a technology-related impairment charge of $24 million, restructuring charges of $6 million, a $3 million disposition-related reserve release, acquisition-related costs of $1 million and amortization of intangibles from acquisitions of $96 million.

[2]
Includes the impact of the following items: costs related to identified operating efficiencies primarily related to restructuring of $56 million, net legal settlement expenses of $54 million, acquisition-related costs of $37 million, an $11 million gain on dispositions, and amortization of intangibles from acquisitions of $67 million.

[3]
Includes the impact of the following items: $1.6 billion of legal and regulatory settlements, restructuring charges of $86 million, $4 million of professional fees largely related to corporate development activities, and amortization of intangibles from acquisitions of $48 million.

[4]
Includes the impact of the following items: $77 million of legal settlements, $64 million charge for costs necessary to enable the separation of McGraw-Hill Education ("MHE") and reduce our cost structure, a $36 million non-cash impairment charge related to the sale of our data center, a $28 million restructuring charge in the fourth quarter primarily related to severance, $13 million related to terminating various leases as we reduce our real estate portfolio and a $24 million net gain from our dispositions, and amortization of intangibles from acquisitions of $51 million.

5 Includes the impact of the following items: $135 million charge for costs necessary to enable the separation of MHE and reduce our cost structure, a $65 million restructuring charge, transaction costs of $15 million for our S&P Dow Jones Indices LLC joint venture, an $8 million charge related to a reduction in our lease commitments, partially offset by a vacation accrual reversal of $52 million, and amortization of intangibles from acquisitions of $48 million.
6 "Fixed charges" consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 13 - Commitments and Contingencies to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in this Annual Report on Form 10-K), (2) the portion of our rental expense deemed representative of the interest factor in rental expense, and (3) amortization of debt issue costs and discount to any indebtedness.